Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd. for the Three Months
 Ended June 30, 2015

Ellomay Capital Indirectly Holds Approximately 9.2% of Dorad Energy Ltd.

Tel-Aviv, Israel, August 24, 2015 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements for the three months ended June 30, 2015 of Dorad Energy Ltd. (“Dorad”), in which Ellomay indirectly holds approximately 9.2%.

On August 18, 2015, U. Dori Group Ltd. (the “Dori Group”), an Israeli public company that holds 51% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Dori Group includes the financial statements of Dorad for the same period. Dorad’s power plant commenced operations during May 2014, and therefore the results for the period present the first results for the operations of the power plant during the second financial quarter.

The financial results of Dori Energy and of Dorad for the quarter ended June 30, 2015 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the quarter ended June 30, 2015 - approximately NIS 488 million (or approximately USD 129 million, based on the exchange rate on June 30, 2015).

•	Dorad’s unaudited operating profit for the quarter ended June 30, 2015 - approximately NIS 28 million (or approximately USD 7 million, based on the exchange rate on June 30, 2015).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the intermediate months of April, May and June, are not indicative of full year results.

On August 8, 2015, the Israeli Public Utilities Authority – Electricity published a decision decreasing the electricity rates and establishing the rate in respect of “system costs”. Dorad informed the Company that it is it is studying the implications of the decision and is considering its next steps in the matter.

Ran Fridrich, CEO and a board member of Ellomay commented: “Dorad’s financial results for the second quarter were as expected for an intermediate quarter (with relatively lower demand and electricity rates. An increase of 1.1% in the Israeli Consumer Price Index during the quarter caused an unusual increase in the financing expenses. Dorad has a bank debt linked to the Israeli CPI in an aggregate amount of approximately NIS 3.6 billion.”

A translation of the financial results for Dorad as of and for the year ended December 31, 2014 and as of and for the six and three month periods ended June 30, 2014 and 2015 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Dori Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM” and whose Series A Debentures are traded on the Tel Aviv Stock Exchange.  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 6.9MW of photovoltaic power plants in Spain; and

•
Approximately 9.2% indirect interest, with an option to increase its holdings to 9.375%,  in Dorad Energy Ltd., which owns and operates Israel’s largest private power plant with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad and changes in the prices of natural gas. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	June 30	June 30	December 31
	2015	2014	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	216,255	31,144	71,778
Trade receivables	218,582	167,363	328,438
Other receivables	8,778	15,330	11,118
Pledged deposit	29,483	82,391	68,148
Financial derivatives	-	-	11,090
Total current assets	473,098	296,228	490,572

Non-current assets
Restricted deposit	270,067	-	200,027
Prepaid expenses	47,921	49,928	48,925
Deferred tax asset	-	10,822	-
Fixed assets, net	4,489,947	4,496,275	4,588,356
Intangible assets, net	7,930	8,956	8,577
Total non-current assets	4,815,865	4,565,981	4,845,885

Total assets	5,288,963	4,862,209	5,336,457

Current liabilities
Financial derivatives	3,364	7	-
Current maturities of loans from banks	169,186	305,058	122,358
Current maturities of loans from related parties	130,000	-	-
Trade payables	391,510	-	376,515
Other payables	63,238	528,929	443,458
Total current liabilities	757,298	833,994	942,331

Non-current liabilities
Loans from banks	3,397,036	2,957,132	3,186,412
Loans from related parties	374,862	436,098	462,244
Provision for dismantling and restoration	28,835	28,182	28,507
Deferred tax liabilities	27,456	-	23,275
Liabilities for employee benefits, net	114	62	105
Total non-current liabilities	3,828,303	3,421,474	3,700,543

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with controlling shareholders	3,748	3,748	3,748
Retained earnings (losses)	57,404	(39,217)	47,625
Total equity	703,362	606,741	693,583

Total liabilities and equity	5,288,963	4,862,209	5,336,457

Dorad Energy Ltd.
Interim Condensed Statement of Profit or Loss

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,167,328	208,473	488,092	208,473	1,484,176

Operating costs of the Power Plant

Energy costs	296,178	55,988	138,857	55,988	343,647
Electricity purchase and
infrastructure services	568,586	94,696	233,900	94,696	690,827
Depreciation and amortization	105,204	23,589	52,794	23,589	124,339
Other operating costs	66,825	13,533	30,055	13,533	92,618

Total cost of Power Plant	1,036,793	187,806	455,606	187,806	1,251,431

Profit from operating the Power Plant	130,535	20,667	32,486	20,667	232,745

General and administrative expenses	(12,805)	(1,723)	(4,814)	(1,723)	(14,022)
Other expenses	-	(5,771)	-	(2,021)	(5,771)
	(12,805)	(7,494)	(4,814)	(3,744)	(19,793)

Operating profit	117,730	13,173	27,672	16,923	212,952

Financing income	4,013	1,353	(2,314)	(62)	46,964
Financing expenses	(107,783)	(32,539)	(100,937)	(32,539)	(156,990)

Financing income (expenses), net	(103,770)	(31,186)	(103,251)	(32,601)	(110,026)

Profit (loss) before taxes on income	13,960	(18,013)	(75,579)	(15,678)	102,926

Taxes on income	(4,181)	10,822	20,028	10,822	(23,275)

Profit (loss) for the period	9,779	(7,191)	(55,551)	(4,856)	79,651

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Equity

			Capital reserve
			for activities
	Share	Share	with controlling	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the Six months ended June 30, 2015
(Unaudited)

Balance as at January 1, 2015	11	642,199	3,748	47,625	693,583

Profit for the period	-	-	-	9,779	9,779

Balance as at June 30, 2015
(Unaudited)	11	642,199	3,748	57,404	703,362

For the Six months ended June 30, 2014
(Unaudited)

Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932

Loss for the period	-	-	-	(7,191)	(7,191)

Balance as at June 30, 2014
(Unaudited)	11	642,199	3,748	(39,217)	606,741

For the three months ended June 30, 2015
(Unaudited)

Balance as at April 1, 2015	11	642,199	3,748	112,955	758,913

Loss for the period	-	-	-	(55,551)	(55,551)

Balance as at June 30, 2015
(Unaudited)	11	642,199	3,748	57,404	703,362

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with controlling	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three months ended June 30, 2014
(Unaudited)

Balance as at April 1, 2014	11	642,199	3,748	(34,361)	611,597

Loss for the period	-	-	-	(4,856)	(4,856)

Balance as at June 30, 2014
(Unaudited)	11	642,199	3,748	(39,217)	606,741

For the year ended December 31, 2014

Balance as at January 1, 2014	11	642,199	3,748	(32,026)	613,932

Profit for the year	-	-	-	79,651	79,651

Balance as at December 31, 2014	11	642,199	3,748	47,625	693,583

Dorad Energy Ltd.
Interim Condensed Statements of Cash Flows

	For the six months ended		For the three months ended		Year ended
	June 30		June 30		December 31
	2015	2014	2015	2014	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit (loss) for the period	9,779	(7,191)	(55,551)	(4,856)	79,651
Adjustments:
Compensation for customers	-	5,771	-	2,021	-
Depreciation and amortization	105,556	23,670	52,973	23,670	124,764
Taxes on income	4,181	(10,822)	(20,028)	(10,822)	23,275
Financing expenses, net	103,770	31,186	103,251	32,601	110,026
	213,507	49,805	136,196	47,470	258,065

Change in trade receivables	110,093	(167,313)	123,729	(167,313)	(328,438)
Change in other receivables	2,340	31,115	10,382	31,115	(10,886)
Change in trade payables	14,994	-	(184,612)	-	376,515
Change in other payables	20,696	111,128	14,333	111,128	(3,909)
Change in employee benefits, net	8	5	8	5	49
	148,131	(25,065)	(36,160)	(25,065)	33,331
Net cash flows provided by operating activities	371,417	17,549	44,485	17,549	371,047
Net cash flows used in investing activities

Proceeds from (payment for) settlement of financial derivatives	10,024	(11,667)	2,718	(6,802)	27,679
Payment of pledged deposit	38,679	30,282	-	10,724	44,627
Investment in pledged deposit	-	(33,716)	-	-	(33,716)
Investment in long-term restricted deposit	(70,000)	-	-	-	(200,000)
Investment in fixed assets	(402,358)	(142,769)	(21,477)	(89,941)	(267,824)
Investment in intangible assets	(328)	(1,516)	(100)	(1,093)	(2,086)
Interest received	86	55	13	55	275
Net cash flows used in investing activities	(423,897)	(159,331)	(18,846)	(87,057)	(431,045)
Cash flows from financing activities:
Receipt of long-term loans from related parties	23,208	51,886	-	6,435	60,491
Receipt of long-term loans from banks	318,100	117,217	-	38,587	174,764
Repayment of loans	(44,495)	-	(44,495)	-	(12,791)
Interest paid	(99,815)	(422)	(99,746)	(422)	(96,031)
Net cash flows provided by financing activities	196,998	168,681	(144,241)	44,600	126,433
Net increase in cash and cash equivalents for the period	144,518	26,899	(118,602)	(24,908)	66,435
Effect of exchange rate fluctuations on cash and cash equivalents	(41)	46	285	46	1,144
Cash and cash equivalents at beginning of period	71,778	4,199	334,572	56,006	4,199
Cash and cash equivalents at end of period	216,255	31,144	216,255	31,144	71,778